Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

04035050

SUPPL

File No. 82-812

Please find enclosed the following press release and reports from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco finalizes acquisition of Spanish specialty equipment rental company

Stockholm, Sweden, June 23, 2004

Atlas Copco AB
Group Communications

Cathrine Gustafsdahl
Communications Manager

dlo 6/30

Sent by DHL 478 0884 710

For further information please contact:

Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 (0)1442 2223 12 or +44 7971 650115

Atlas Copco finalizes acquisition of Spanish specialty equipment rental company

Stockholm, Sweden, June 22, 2004: Atlas Copco S.A.E. Holding (Spain) has finalized its acquisition of Guimerá S.A., including its subsidiary S.A.M.M. S.L., both in Spain. The combined companies had annual revenues of MSEK 147 (MEUR 16) in 2003 and 132 employees. The purchase price was not disclosed.

Guimerá S.A. is an industrial rental company with its head office in Barcelona and seven depots, five of which are in the Catalonia region. A large part of Guimerá's business is generator rental for power generation in the industrial and events markets, as well as rental of temperature control units, air compressors, welding and certain construction equipment. Guimerá owns the specialty rental company, S.A.M.M. S.L., located in Tarragona, which serves the petrochemical industry by means of two depots.

The company is recognized as a leader in the market for temporary power generation in Catalonia.

Guimerá will operate as part of the Portable Air division within Atlas Copco's Compressor Technique business area. The acquisition is fully in line with Portable Air's strategic direction for growth of the specialty rental business. Previous acquisitions of rental companies in this division include Abird in the Netherlands and Rand-Air in South Africa in 1999.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Portable Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of portable oil-injected and oil-free air compressors, and portable and stationary gensets for prime or standby power to the construction and general industry. The division's products and services are offered under several brands. The division also serves customers in selected geographic markets and industry segments with temporary air and power rental solutions. More information is available on www.atlascopco.com